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                                                                   EXHIBIT 20.1

                                    PRESS RELEASE
                               TAVA TECHNOLOGIES, INC.


            TAVA TECHNOLOGIES, INC. ANNOUNCES MULTI-PLANT PILOT ENGAGEMENT
                              WITH THE COCA-COLA COMPANY

Englewood, CO - March 5, 1998 - TAVA Technologies, Inc. (Nasdaq: TAVA) a leading provider of automation and information technology solutions to industry, today announced it has been selected by The Coca-Cola Company to provide year 2000 compliance services in factory automation and process control systems. TAVA has been engaged to apply its Plant Y2K One-TM- products and services to complete an inventory and assessment phase of a pilot project across 10 facilities in 6 countries. Target completion for the pilot project is May 30, 1998.

John Jenkins, CEO of TAVA said, "We are obviously pleased to be engaged by The Coca-Cola Company in this program. The company's global reach presents special challenges that we believe we are well qualified to address with our tool based approach."

Jenkins added, "Interest in our Y2K products and services continues to increase and build rapidly. At last count, TAVA engaged with more than 60 clients representing over 400 sites in 14 different countries ranging from Eastern and Western Europe to Africa and the Pacific Rim. These sites vary broadly in size and complexity."

TAVA (www.tavatech.com) provides factory automation and control systems integration helping clients in the manufacturing process industries integrate their processes, applications, hardware and software into seamless manufacturing enterprises, featuring their Plant Y2K One-TM- CD-ROM which was released on October 15, 1997. Located in 11 regional offices throughout the U.S., TAVA has a staff of more than 360.

Statements made in this Press Release that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Such factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to integrate operations of recently acquired subsidiaries and failure to capitalize upon access to new clientele. Specific risks and uncertainties which may affect forward-looking statements about the Company's Plant Y2K One-TM- business and prospects include the possibility that a competitor will develop a more comprehensive or less expensive Y2K solution, and delays in market awareness of TAVA and its product and service solutions. These factors and others are discussed in the "Management's

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Discussion and Analysis" section of the Company's Annual Report on Form
10-KSB for the fiscal year ended June 30, 1997, to which reference should be made.

Contacts:
TAVA Technologies, Inc.                           Pacific Consulting Group, Inc.
John Jenkins                                      Scott Liolios
(303) 771-9794                                    (714) 574-3860